[Hogan & Hartson LLP Letterhead]

June 22, 2009

VIA EDGAR AND HAND DELIVERY

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mailstop 4720
Washington, D.C.  20549

Re:          WellCare Health Plans, Inc.
Schedule 14A
Filed June 9, 2009
File No. 001-32209

Dear Mr. Riedler:

On behalf of WellCare Health Plans, Inc. (the “Company”), we are responding to the comment set forth in the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission dated June 17, 2009 related to the above-referenced Proxy Statement on Schedule 14A (the “Proxy Statement”).

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by the Company’s response to the comment.

We have sent to your attention courtesy copies of this letter and the revised Proxy Statement blacklined to show changes against the Proxy Statement filed on June 9, 2009.

Proposal Number Two

1.
Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”  You have “bundled” two proposals together in proposal number two, namely, the proposal to declassify your Board of Directors and the proposal to provide that Directors may be removed with or without cause.  Please revise your proxy statement to separately identify, discuss and request shareholders to separately vote on each of these proposals in the proxy statement.

Response:  In response to the Staff’s comment, the Company has revised the Proxy Statement on pages 1-3, 6 and 49-51, and the form of proxy card, to separately identify, discuss and request shareholders to separately vote on the proposal to declassify the Company’s Board of Directors and the proposal to provide that Directors may be removed with or without cause.

* * *

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (202) 637-5708 if you wish to discuss the Company’s response to the Comment Letter.

Sincerely,

/s/ Robert K. Smith, Esq.

Robert K. Smith, Esq.

Cc:           Jennifer Riegel, Esq.
Timothy S. Susanin, Esq.
Stuart A. Barr, Esq.

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